UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 3)

                                BIOENVISION, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    09059N100
                                 (CUSIP Number)

                          ADELE KITTREDGE MURRAY, ESQ.
                    PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP
                         888 SEVENTH AVENUE, 29TH FLOOR
                               NEW YORK, NY 10106
                            TEL. NO.: (212) 651-6400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                              JOHN C. KENNEDY, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                                DECEMBER 13, 2004
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages

                               Page 1 of 18 pages

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page  2  of 18 Pages
---------------------                                     ----------------------

1        NAME OF REPORTING PERSON

         Perseus-Soros BioPharmaceutical Fund, LP
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [_]
                                                                     (b)   [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                           [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    7,950,053 (1)(2)
                 NUMBER OF                  ------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                  ------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          7,950,053 (1)(2)
                   PERSON                   ------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,950,053 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.8% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

------------------
(1) On December 13, 2004, Perseus-Soros BioPharmaceutical Fund, LP ("Perseus-Soros") (i) converted 750,000 shares of Series A Preferred Stock into 1,500,000 shares of Common Stock and (ii) distributed 1,500,000 shares of Common Stock to its partners in a pro rata distribution for no consideration, including a distribution of 76,682 shares of Common Stock to its sole general partner, Perseus-Soros Partners, LLC (the
     "Distributions").

(2) Assumes (i) full conversion of the remaining shares of Series A Preferred Stock after giving effect to the Distributions, consisting of 2,250,000 shares of Series A Preferred Stock which are convertible into 4,500,000 shares of Common Stock; (ii) exercise of a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (iii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

(3)  Assumes that there are 36,457,328 shares of Common Stock outstanding.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page  3  of 18 Pages
---------------------                                     ----------------------

1        NAME OF REPORTING PERSON

         Perseus-Soros Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [_]
                                                                     (b)   [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                           [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    8,026,735 (1)(2)
                 NUMBER OF                  ------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                  ------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          8,026,735 (1)(2)
                   PERSON                   ------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,026,735 (1)(2)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------


-----------------
(1) Consists of (i) 7,950,053 shares of Common Stock beneficially owned by Perseus-Soros Partners, LLC ("Perseus-Soros Partners") solely in its capacity as sole general partner of Perseus-Soros; and (ii) 76,682 shares of Common Stock held directly by Perseus-Soros Partners as a result of the Distributions.

(2) Assumes (i) full conversion of the remaining shares of Series A Preferred Stock after giving effect to the Distributions, consisting of 2,250,000 shares of Series A Preferred Stock which are convertible into 4,500,000 shares of Common Stock; (ii) exercise of a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (iii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

(3)  Assumes that there are 36,457,328 shares of Common Stock outstanding.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page  4  of 18 Pages
---------------------                                     ----------------------


1        NAME OF REPORTING PERSON

         Perseus BioTech Fund Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [_]
                                                                     (b)   [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                           [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    -0-
                 NUMBER OF                  ------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        8,026,735 (1)(2)
                  OWNED BY                  ------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          -0-
                   PERSON                   ------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    8,026,735 (1)(2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,026,735 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------


-----------------
(1) Consists of (i) 7,950,053 shares of Common Stock beneficially owned by Perseus BioTech Fund Partners, LLC ("Perseus Partners") solely in its capacity as a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros; and (ii) 76,682 shares of Common Stock held directly by Perseus-Soros Partners as a result of the Distributions and beneficially owned by Perseus Partners solely in its capacity as a managing member of Perseus-Soros Partners.

(2) Assumes (i) full conversion of the remaining shares of Series A Preferred Stock after giving effect to the Distributions, consisting of 2,250,000 shares of Series A Preferred Stock which are convertible into 4,500,000 shares of Common Stock; (ii) exercise of a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (iii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

(3) Assumes that there are 36,457,328 shares of Common Stock outstanding.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page  5  of 18 Pages
---------------------                                     ----------------------

1        NAME OF REPORTING PERSON

         SFM Participation, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [_]
                                                                     (b)   [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                           [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    -0-
                 NUMBER OF                  ------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        8,026,735 (1)(2)
                  OWNED BY                  ------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          -0-
                   PERSON                   ------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    8,026,735 (1)(2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,026,735 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------


---------------
(1) Consists of (i) 7,950,053 shares of Common Stock beneficially owned by SFM Participation, L.P. ("SFM Participation") solely in its capacity as a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros; and (ii) 76,682 shares of Common Stock held directly by Perseus-Soros Partners as a result of the Distributions and beneficially owned by SFM Participation solely in its capacity as a managing member of Perseus-Soros Partners.

(2) Assumes (i) full conversion of the remaining shares of Series A Preferred Stock after giving effect to the Distributions, consisting of 2,250,000 shares of Series A Preferred Stock which are convertible into 4,500,000 shares of Common Stock; (ii) exercise of a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (iii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

(3)  Assumes that there are 36,457,328 shares of Common Stock outstanding.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page  6  of 18 Pages
---------------------                                     ----------------------

1        NAME OF REPORTING PERSON
         SFM AH LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [_]
                                                                     (b)   [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                           [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    -0-
                 NUMBER OF                  ------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        8,026,735 (1)(2)
                  OWNED BY                  ------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          -0-
                   PERSON                   ------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    8,026,735 (1)(2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,026,735 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------


---------------
(1) Consists of (i) 7,950,053 shares of Common Stock beneficially owned by SFM AH LLC ("SFM AH") solely in its capacity as the general partner of SFM Participation, which is a managing member Perseus-Soros Partners, which is the sole general partner of Perseus-Soros; and (ii) 76,682 shares of Common Stock held directly by Perseus-Soros Partners as a result of the Distributions and beneficially owned by SFM AH solely in its capacity as the general partner of SFM Participation, which is a managing member of Perseus-Soros Partners.

(2) Assumes (i) full conversion of the remaining shares of Series A Preferred Stock after giving effect to the Distributions, consisting of 2,250,000 shares of Series A Preferred Stock which are convertible into 4,500,000 shares of Common Stock; (ii) exercise of a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (iii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

(3)  Assumes that there are 36,457,328 shares of Common Stock outstanding.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page  7  of 18 Pages
---------------------                                     ----------------------


1        NAME OF REPORTING PERSON
         Perseuspur, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [_]
                                                                     (b)   [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                           [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    -0-
                                            ------------------------------------
                 NUMBER OF                    8     SHARED VOTING POWER
                   SHARES                           8,094,227 (1)(2)
                BENEFICIALLY                ------------------------------------
                  OWNED BY                    9     SOLE DISPOSITIVE POWER
                    EACH                            -0-
                 REPORTING                  ------------------------------------
                   PERSON                     10    SHARED DISPOSITIVE POWER
                    WITH                            8,094,227 (1)(2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,094,227 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.2% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------


---------------
(1) Consists of (i) 7,950,053 shares of Common Stock beneficially owned by Perseuspur, LLC ("Perseuspur"), solely in its capacity as the managing member of Perseus Partners, which is a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros; (ii) 76,682 shares of Common Stock held directly by Perseus-Soros Partners as a result of the Distributions and beneficially owned by Perseuspur solely in its capacity as the managing member of Perseus Partners, which is a managing member of Perseus-Soros Partners; and (iii) 67,492 shares of Common Stock held directly by Perseus BioTech Investment, LLC ("Perseus BioTech Investment") as a result of the Distributions and beneficially owned by Perseuspur, solely in its capacity as the managing member of Perseus BioTech Investment.

(2) Assumes (i) full conversion of the remaining shares of Series A Preferred Stock after giving effect to the Distributions, consisting of 2,250,000 shares of Series A Preferred Stock which are convertible into 4,500,000 shares of Common Stock; (ii) exercise of a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (iii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

(3)  Assumes that there are 36,457,328 shares of Common Stock outstanding.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page  8  of 18 Pages
---------------------                                     ----------------------


1        NAME OF REPORTING PERSON
         Frank H. Pearl (in the capacity described herein)

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [_]
                                                                     (b)   [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                           [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    -0-
                 NUMBER OF                  ------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        8,094,227 (1)(2)
                  OWNED BY                  ------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          -0-
                   PERSON                   ------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    8,094,227 (1)(2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,094,227 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.2% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------
(1) Consists of (i) 7,950,053 shares of Common Stock beneficially owned by Mr. Pearl, solely in his capacity as the sole member of Perseuspur, which is the managing member of Perseus Partners, which is a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros;
     (ii) 76,682 shares of Common Stock held directly by Perseus-Soros Partners as a result of the Distributions and beneficially owned by Mr. Pearl solely in his capacity as sole member of Perseuspur, which is the managing member of Perseus Partners, which is a managing member of Perseus-Soros Partners; and (iii) 67,492 shares of Common Stock held directly by Perseus BioTech Investment as a result of the Distributions and beneficially owned by Mr. Pearl, solely in his capacity as the sole member of Perseuspur, which is the managing member of Perseus BioTech Investment.

(2) Assumes (i) full conversion of the remaining shares of Series A Preferred Stock after giving effect to the Distributions, consisting of 2,250,000 shares of Series A Preferred Stock which are convertible into 4,500,000 shares of Common Stock; (ii) exercise of a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (iii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

(3)  Assumes that there are 36,457,328 shares of Common Stock outstanding.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page  9  of 18 Pages
---------------------                                     ----------------------


1        NAME OF REPORTING PERSON
         Soros Fund Management LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [_]
                                                                     (b)   [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                           [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    -0-
                                            ------------------------------------
                      NUMBER OF               8     SHARED VOTING POWER
                       SHARES                       8,322,604 (1)(2)
                    BENEFICIALLY            ------------------------------------
                      OWNED BY                9     SOLE DISPOSITIVE POWER
                        EACH                        -0-
                      REPORTING             ------------------------------------
                       PERSON                 10    SHARED DISPOSITIVE POWER
                        WITH                        8,322,604 (1)(2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,322,604 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.8% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO; IA
--------------------------------------------------------------------------------

---------------
(1) Consists of (i) 7,950,053 shares of Common Stock beneficially owned by Soros Fund Management LLC ("SFM LLC"), solely in its capacity as the sole managing member of SFM AH, which is the general partner of SFM Participation, which is a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros; (ii) 76,682 shares of Common Stock held directly by Perseus-Soros Partners as a result of the Distributions and beneficially owned by SFM LLC solely in its capacity as the sole managing member of SFM AH, which is the general partner of SFM Participation, which is a managing member Perseus-Soros Partners; and (iii) 295,869 shares of Common Stock held directly by Quantum Industrial Partners LDC ("QIP") as a result of the Distributions and beneficially owned by SFM LLC solely in its capacity as the sole managing member of QIH Management LLC, which is the sole general partner of QIH Management Investor, L.P., which is an investment advisory firm vested with the investment discretion with respect to the portfolio assets held for the account of QIP.

(2) Assumes (i) full conversion of the remaining shares of Series A Preferred Stock after giving effect to the Distributions, consisting of 2,250,000 shares of Series A Preferred Stock which are convertible into 4,500,000 shares of Common Stock; (ii) exercise of a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (iii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

(3)  Assumes that there are 36,457,328 shares of Common Stock outstanding.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page 10  of 18 Pages
---------------------                                     ----------------------


1        NAME OF REPORTING PERSON
         George Soros (in the capacity described herein)

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [_]
                                                                     (b)   [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                           [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                               7     SOLE VOTING POWER
                                                     -0-
                                            ------------------------------------
                      NUMBER OF                8     SHARED VOTING POWER
                       SHARES                        8,322,604 (1)(2)
                    BENEFICIALLY            ------------------------------------
                      OWNED BY                 9     SOLE DISPOSITIVE POWER
                        EACH                         -0-
                      REPORTING             ------------------------------------
                       PERSON                  10    SHARED DISPOSITIVE POWER
                        WITH                         8,322,604 (1)(2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,322,604 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.8% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IA
--------------------------------------------------------------------------------

---------------

(1) Consists of (i) 7,950,053 shares of Common Stock beneficially owned by Mr. George Soros ("Mr. Soros"), solely in his capacity as Chairman of SFM LLC, which is the sole managing member of SFM AH, which is the general partner of SFM Participation, which is a managing member Perseus-Soros Partners, which is the sole general partner of Perseus-Soros; and (ii) 76,682 shares of Common Stock held directly by Perseus-Soros Partners as a result of the Distributions and beneficially owned by Mr. Soros solely in his capacity as the Chairman of SFM LLC, which is the sole managing member of SFM AH, which is the general partner of SFM Participation, which is a managing member Perseus-Soros Partners; and (iii) 295,869 shares of Common Stock held directly by QIP as a result of the Distributions and beneficially owned by Mr. Soros solely in his capacity as the Chairman of SFM LLC, which is the sole managing member of QIH Management LLC, which is the sole general partner of QIH Management Investor, L.P., which is an investment advisory firm vested with the investment discretion with respect to the portfolio assets held for the account of QIP.

(2) Assumes (i) full conversion of the remaining shares of Series A Preferred Stock after giving effect to the Distributions, consisting of 2,250,000 shares of Series A Preferred Stock which are convertible into 4,500,000 shares of Common Stock; (ii) exercise of a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (iii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

(3)  Assumes that there are 36,457,328 shares of Common Stock outstanding.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page 11  of 18 Pages
---------------------                                     ----------------------


Item 1.  SECURITY AND ISSUER.

                  This Amendment No. 3 to Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Bioenvision, Inc., a Delaware corporation (the "Company"). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission on May 20, 2002, as amended by Amendment No. 1, filed on January 8, 2003, and Amendment No. 2 filed on May 17, 2004 (together, the "Initial Statement"), filed by the Reporting Persons (as defined herein), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company are located at 345 Park Avenue, 41st Floor, New York, New York 10154. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  IDENTITY AND BACKGROUND.

                  (a) Perseus EC, L.L.C., a Delaware limited liability company, was merged with and into Perseuspur, LLC, a Delaware limited liability company ("Perseuspur"), on October 22, 2004, with Perseuspur as the surviving entity. Perseuspur is the managing member of Perseus BioTech Fund Partners, LLC.

                  (b) No material change.

                  (c) No material change.

                  (d) No material change.

                  (e) No material change.

                  (f) No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No material change.

Item 4.  PURPOSE OF TRANSACTION.

                  No material change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page 12  of 18 Pages
---------------------                                     ----------------------


                  According to the most recently available filing with the Securities and Exchange Commission by the Company and information known to the Reporting Persons, there are 28,882,319 shares of Common Stock outstanding as of November 9, 2004.

                  (a) (i) Pursuant to Rule 13d-3 of the Exchange Act, Perseus-Soros may be deemed the beneficial owner of 7,950,053 shares of Common Stock, which constitutes approximately 21.8% of the total number of shares of Common Stock outstanding. This number consists of all of the securities held for the account of Perseus-Soros after giving effect to (i) the conversion by Perseus-Soros of 750,000 shares of the Company's Series A Convertible Participating Preferred Stock, $0.001 par value per share (the "Series A Preferred Stock") held for the account of Perseus-Soros, into 1,500,000 shares of Common Stock (the "Conversion") on December 13, 2004; and (ii) the distribution by Perseus-Soros of 1,500,000 shares of Common Stock to its partners in a pro rata distribution for no consideration on that same date (the "Distributions"). The 7,950,053 shares of Common Stock of which Perseus-Soros may be deemed the beneficial owner consists of the following: A) 375,044 shares of Common Stock held for the account of Perseus-Soros, B) 4,500,000 shares of Common Stock issuable upon the conversion of 2,250,000 shares of the Company's Series A Preferred Stock held for the account of Perseus-Soros, C) 3,000,000 shares of Common Stock issuable upon the exercise of a warrant held for the account of Perseus-Soros, and D) 75,009 shares of Common Stock issuable upon the exercise of the May Warrants held for the account of Perseus-Soros.

                  (ii) Pursuant to Rule 13d-3 of the Exchange Act, each of the Reporting Persons other than Perseus-Soros, Perseuspur, Mr. Pearl, SFM LLC and Mr. Soros may be deemed the beneficial owner of 8,026,735 shares of Common Stock, which constitutes approximately 22.0% of the total number of shares of Common Stock outstanding. The 8,026,735 shares of Common Stock of which each of the Reporting Persons other than Perseus-Soros, Perseuspur, Mr. Pearl, SFM LLC and Mr. Soros may be deemed the beneficial owner, consists of all of the securities held for the account of Perseus-Soros after giving effect to the Conversion and the Distributions as follows: A) 375,044 shares of Common Stock held for the account of Perseus-Soros, B) 4,500,000 Shares of Common Stock issuable upon the conversion of 2,250,000 shares of the Series A Preferred Stock held for the account of Perseus-Soros, C) 3,000,000 shares of Common Stock issuable upon the exercise of a warrant held for the account of Perseus-Soros,
D) 75,009 shares of Common Stock issuable upon the exercise of the May Warrants held for the account of Perseus-Soros, and E) 76,682 shares of Common Stock held directly by Perseus-Soros Partners as a result of the Distributions.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page 13  of 18 Pages
---------------------                                     ----------------------


                  (iii) Pursuant to Rule 13d-3 of the Exchange Act, each of Perseuspur and Mr. Pearl may be deemed the beneficial owner of 8,094,227 shares of Common Stock, which constitutes approximately 22.2% of the total number of shares of Common Stock outstanding. The 8,094,227 shares of Common Stock of which each of Perseuspur and Mr. Pearl may be deemed the beneficial owner, consists of all of the securities held for the account of Perseus-Soros, Perseus-Soros Partners and Perseus BioTech Investment, LLC after giving effect to the Conversion and the Distributions as follows: A) 375,044 shares of Common Stock held for the account of Perseus-Soros, B) 4,500,000 Shares of Common Stock issuable upon the conversion of 2,250,000 shares of the Series A Preferred Stock held for the account of Perseus-Soros, C) 3,000,000 shares of Common Stock issuable upon the exercise of a warrant held for the account of Perseus-Soros,
D) 75,009 shares of Common Stock issuable upon the exercise of the May Warrants held for the account of Perseus-Soros, E) 76,682 shares of Common Stock held directly by Perseus-Soros Partners as a result of the Distributions, and F) 67,492 shares of Common Stock held directly by Perseus BioTech Investment, LLC ("Perseus BioTech Investment") as a result of the Distributions.

                  (iv) Pursuant to Rule 13d-3 of the Exchange Act, SFM LLC and Mr. Soros may be deemed the beneficial owner of 8,322,604 shares of Common Stock, which constitutes approximately 22.8% of the total number of shares of Common Stock outstanding. The 8,322,604 shares of Common Stock of which each of SFM LLC and Mr. Soros may be deemed the beneficial owner, consists of all of the securities held for the account of Perseus-Soros, Perseus-Soros Partners and Quantum Industrial Partners LDC ("QIP") after giving effect to the Conversion and the Distributions as follows: A) 375,044 shares of Common Stock held for the account of Perseus-Soros, B) 4,500,000 Shares of Common Stock issuable upon the conversion of 2,250,000 shares of the Series A Preferred Stock held for the account of Perseus-Soros, C) 3,000,000 shares of Common Stock issuable upon the exercise of a warrant held for the account of Perseus-Soros, D) 75,009 shares of Common Stock issuable upon the exercise of the May Warrants held for the account of Perseus-Soros, E) 76,682 shares of Common Stock held directly by Perseus-Soros Partners as a result of the Distributions, and F) 295,869 shares of Common Stock held directly by QIP as a result of the Distributions. The 295,869 shares of Common Stock held directly by QIP as a result of the Distributions may be deemed beneficially owned by SFM LLC in its capacity as the sole managing member of QIH Management LLC, which is the sole general partner of QIH Management Investor, L.P., which is an investment advisory firm vested with the investment discretion with respect to the portfolio assets held for the account of QIP. The 295,869 shares of Common Stock held directly by QIP as a result of the Distributions may be deemed beneficially owned by Mr. Soros solely in his capacity as the Chairman of SFM LLC.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page 14  of 18 Pages
---------------------                                     ----------------------


                  (b) (i) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of Perseus-Soros and Perseus-Soros Partners may be deemed to have the sole power to direct the voting and disposition of the 7,950,053 shares of Common Stock beneficially owned by Perseus-Soros assuming the exercise and conversion of all of the securities held for the account of Perseus-Soros after giving effect to the Conversion and the Distributions. Perseus-Soros Partners may be deemed to have the sole power to direct the voting and disposition of the 76,682 shares of Common Stock owned directly by Perseus-Soros Partners as a result of the Distributions.

                  (ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of Perseus Partners, SFM Participation, SFM AH, Perseuspur, Mr. Pearl, SFM LLC and Mr. Soros may be deemed to have shared power to direct the voting and disposition of the 7,950,053 shares of Common Stock beneficially owned by Perseus-Soros assuming the exercise and conversion of all of the securities held for the account of Perseus-Soros after giving effect to the Conversion and the Distributions. By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of Perseus Partners, SFM Participation, SFM AH, Perseuspur, Mr. Pearl, SFM LLC and Mr. Soros may be deemed to have shared power to direct the voting and disposition of the 76,682 shares of Common Stock owned directly by Perseus-Soros Partners as a result of the Distributions.

                  (iii) Perseus Biotech Investment may be deemed to have the sole power to direct the voting and disposition of the 67,492 shares of Common Stock owned directly by it as a result of the Distributions. Mr. Pearl, solely in his capacity as the sole member of Perseuspur, which is the managing member of Perseus BioTech Investment, and Perseuspur, in its capacity as the managing member of Perseus BioTech Investment, may each be deemed to have sole power to direct the voting and disposition of the 67,492 shares of Common Stock held directly by Perseus BioTech Investment as a result of the Distributions.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page 15  of 18 Pages
---------------------                                     ----------------------


                  (iv) QIP may be deemed to have the sole power to direct the voting and disposition of the 295,869 shares of Common Stock owned directly by it as a result of the Distributions. Mr. Soros, solely in his capacity as the Chairman of SFM LLC, and SFM LLC, in its capacity as the sole managing member of QIH Management LLC, a Delaware limited liability company, which is the sole general partner of QIH Management Investor, L.P., an investment advisory firm organized as a Delaware limited partnership, vested with investment discretion with respect to portfolio assets held for the account of QIP, may each be deemed to have shared power to direct the voting and disposition of the 295,869 shares of Common Stock held directly by QIP as a result of the Distributions.

                  (c) On December 13, 2004, Perseus-Soros distributed 1,500,000 shares of Common Stock to its partners in a pro rata distribution, in which (i) 76,682 shares of Common Stock were distributed to Perseus-Soros Partners, (ii) 67,492 shares of Common Stock were distributed to Perseus BioTech Investment, and (iii) 295,869 shares of Common Stock were distributed to QIP. No consideration was paid in connection with the Distributions. Except for the transactions set forth in Item 5 herein, there have been no transactions effected with respect to the shares of the Common Stock during the past 60 days by any of the Reporting Persons.

                  (d) The partners or shareholders of each of Perseus-Soros, Perseus-Soros Partners, Perseus BioTech Investment and QIP have the right to participate in the receipt of dividends from, or proceeds from the sales of, the shares of Common Stock held for the accounts of Perseus-Soros, Perseus-Soros Partners, Perseus BioTech Investment and QIP in accordance with their ownership interests in such entities.

                  (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Joint Filing Agreement, dated December 16, 2004, among (i) Perseus-Soros
                                    BioPharmaceutical Fund, LP, (ii)
                                    Perseus-Soros Partners, LLC, (iii) Perseus
                                    BioTech Fund Partners, LLC, (iv) SFM
                                    Participation, L.P., (v) SFM AH LLC, (vi)
                                    Frank H. Pearl, (vii) George Soros, (viii)
                                    Soros Fund Management LLC, and (ix)
                                    Perseuspur, LLC.

                  Exhibit 2: Power of Attorney, dated April 9, 2003, appointing Rodd Macklin as Attorney-In-Fact for Frank H. Pearl.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page 16  of 18 Pages
---------------------                                     ----------------------


                  Exhibit 3: Power of Attorney, dated October 30, 2002, appointing each of Armando T. Belly, Jodye Anzalotta, John F. Brown, Maryann Canfield, Richard D. Holahan, Jr. and Robert Soros as Attorney-In-Fact for George Soros.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page 17  of 18 Pages
---------------------                                     ----------------------


                                    SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 16, 2004

                                PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

                                By:     Perseus-Soros Partners, LLC,
                                        General Partner

                                By:     SFM Participation, L.P.,
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jodye M. Anzalotta
                                        -------------------------------------
                                        Name:  Jodye M. Anzalotta
                                        Title: Assistant General Counsel


                                PERSEUS-SOROS PARTNERS, LLC

                                By:     SFM Participation, L.P.
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jodye M. Anzalotta
                                        -------------------------------------
                                        Name:  Jodye M. Anzalotta
                                        Title: Assistant General Counsel


                                PERSEUS BIOTECH FUND PARTNERS, LLC

                                By:     Perseuspur, L.L.C.
                                        Managing Member

                                By:     /s/ Rodd Macklin
                                        -------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer


                                PERSEUSPUR, L.L.C.

                                By:    /s/ Rodd Macklin
                                       -------------------------------------
                                        Name:   Rodd Macklin
                                        Title:  Secretary and Treasurer

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page 18  of 18 Pages
---------------------                                     ----------------------


                                MR. FRANK H. PEARL

                                By:    /s/ Rodd Macklin
                                       -------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Attorney-in-Fact


                                SFM PARTICIPATION, L.P.

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jodye M. Anzalotta
                                        -------------------------------------
                                        Name:  Jodye M. Anzalotta
                                        Title: Assistant General Counsel


                                SFM AH LLC

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jodye M. Anzalotta
                                        -------------------------------------
                                        Name:  Jodye M. Anzalotta
                                        Title: Assistant General Counsel


                                MR. GEORGE SOROS

                                By:    /s/ Jodye M. Anzalotta
                                       -------------------------------------
                                        Name:  Jodye M. Anzalotta
                                        Title: Attorney-in-Fact


                                SOROS FUND MANAGEMENT LLC

                                By:    /s/ Jodye M. Anzalotta
                                       -------------------------------------
                                        Name:  Jodye M. Anzalotta
                                        Title: Assistant General Counsel